FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


For the month of   February                                     , 2003
                   ---------------------------------           --------------


                          Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                    Form 40-F    X
                        ------------                   ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                          No  X
                  ---------------               -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                DOCUMENT INDEX


          Document                                                   Page No.

             1.      Press Release dated February 10, 2003              4




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                                                                    Document 1


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RIM LOGO

                                                                  NEWS RELEASE


                                                             February 10, 2003


FOR IMMEDIATE RELEASE

CINGULAR AND RIM PROVIDE NEXT GENERATION WIRELESS PATH FOR BLACKBERRY CUSTOMERS

Companies Showcase New GPRS-Based Solutions At WAVE 2003

Las Vegas, NV - Cingular Wireless and Research In Motion (RIM) (Nasdaq: RIMM;
TSX: RIM) will showcase a new suite of BlackBerry(TM) handhelds and software for the Cingular GSM/GPRS high-speed voice and data network at Cingular's WAVE 2003 conference this week. Cingular will be introducing its new Xpress Mail with BlackBerry service for GSM/GPRS on February 17, 2003.

Together, the companies are providing customers with a broadening choice of devices, network service and functionality. The Java-based BlackBerry handhelds feature integrated email, phone, browser and organizer applications and BlackBerry Enterprise Server v3.5 goes beyond wireless email with secure corporate data access capabilities and advanced IT management features. The upcoming addition of BlackBerry Web Client will also allow users to access multiple email accounts (including POP3 and ISP accounts) from a single handheld. Other upcoming software enhancements will expand funtionality with features such as cradle-free email synchronization, remote address lookup, integrated attachment viewing, secure intranet browsing and wireless IT controls.

With the addition of GPRS-based products, Cingular customers can now choose the Xpress Mail with BlackBerry service operating on Cingular's Mobitex or 1900 MHz GSM/GPRS networks according to their specific needs. Customers can also easily maintain a mixed deployment that can be supported by a single BlackBerry Enterprise Server. Cingular and RIM also announced plans to offer 850/1900 MHz dual band devices to support Cingular's efforts to offer nationwide service on both Mobitex and GSM/GPRS networks. Pricing options for the new Xpress Mail with BlackBerry service for GSM/GPRS include a $19.99 monthly service plan with 3 MB of email usage and a $39.99 monthly service plan with unlimited email usage. Both are data add-on plans that can be bundled with any of Cingular's standard GSM rate plans.

"Cingular Mobitex customers enjoy industry leading products, dependable services and the largest network presence in the U.S.," said Charles Nelson, president of Cingular Interactive. "The introduction of new GPRS-based BlackBerry handhelds represent our commitment to extending the quality and reliability of our Mobitex offering to our next generation network customers."

"Cingular and RIM have built the most successful wireless enterprise service offering to date with thousands of companies and government organizations using BlackBerry over Mobitex to stay connected and productive," said Larry Conlee, Chief Operating Officer at RIM. "We look forward to expanding that success by continuing to deliver unmatched technology and value and providing customers with a growing choice of options."
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About Cingular Wireless

Cingular Wireless, a joint venture between SBC Communications (NYSE - SBC) and BellSouth (NYSE - BLS), serves more than 22 million voice and data customers across the United States. A leader in mobile voice and data communications, Cingular is the only U.S. wireless carrier to offer Rollover, the wireless plan that lets customers keep their unused monthly minutes. Cingular provides cellular/PCS service in 43 of the top 50 markets nationwide, and provides corporate e-mail and other advanced data services through its GPRS and Mobitex packet data networks. Cingular offers Mobitex service in 99 of the top 100 markets nationwide. Details of the company are available at www.cingular.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contacts:
Scott Pollard                                  Patrick Foarde
Brodeur Worldwide for RIM                      Ketchum for Cingular Wireless
212.771.3644                                   404.879.9254
spollard@brodeur.com                           patrick.foarde@cingular.com
--------------------                           ---------------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Cingular Wireless will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Cingular Wireless' products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Cingular Wireless' periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Cingular Wireless and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.


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                                  SIGNATURES


         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Research In Motion Limited
                                   --------------------------------------------
                                                  (Registrant)

Date:  February 10, 2003           By: /s/ Dennis Kavelman
       --------------------            ---------------------------------------
                                                  (Signature)
                                       Dennis Kavelman
                                       Chief Financial Officer